UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on offshore wind agreement

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Rio de Janeiro, March 6, 2023 - Petróleo Brasileiro S.A. – Petrobras informs that it has signed with Equinor a letter of intent, expanding on the cooperation between the companies, so that they can assess the technical, economic and environmental feasibility of seven offshore wind power generation projects off the Brazilian coast. These will have the potential to generate up to 14.5 GW. These studies are expected to be a significant boost to the country's energy transition plans. “This agreement will pave the way for a new frontier of clean and renewable energy in Brazil. It makes the most of our country's significant offshore wind potential and provides an impetus to our energy transition plans”, said Jean Paul Prates, the President of Petrobras.

The agreement is the result of a partnership signed by Petrobras and Equinor in 2018. It expands on the scope of two initially planned wind farms, Aracatu I and II (located on the coast between the states of Rio de Janeiro and Espírito Santo). As well as these two projects, the new agreement includes a feasibility study of wind farms in Mangara (on the coast of Piauí); Ibitucatu (the coast of Ceará); Colibri (on the coast between Rio Grande do Norte and Ceará), as well as Atobá and Ibituassu (both on the coast of Rio Grande do Sul). In total there are seven projects, set to run until 2028.

“The plan is to combine our world-renowned technical offshore innovation abilities and our experience in generating electricity in Brazil, with Equinor's expertise in offshore wind projects in various countries. It should be mentioned that these are feasibility studies and any further investment will depend on the in-depth analysis of their feasibility, as well as regulatory changes necessary to enable the government to authorize these activities”, added Prates.

“Equinor and Petrobras have a long history of successful partnerships. We are delighted to be able to collaborate on renewables; they will provide Brazil with a broad supply of energy. We are actively working together to achieve an offshore wind generation capability and Brazil's energy transition. This will establish the initial conditions necessary to develop renewable energy in a sustainable way”, stated Anders Opedal, CEO of Equinor.

Petrobras' initiative to profitably diversify its portfolio will help ensure that the energy transition is successful, and is part of its plan to reduce operational emissions of greenhouse gases. The company wishes to reiterate that its aim is to achieve targets in the short-term and its ambition is to have neutral emissions from the activities under its control by 2050 – as well as to have an influence on its partners in assets it does not operate. Offshore wind power is one of the priority areas for in-depth studies, in Petrobras' Strategic Plan for the period from 2023 to 2027.

Brazil has the potential to take advantage of offshore wind power generation, which provides some interesting opportunities for diversifying the country's energy matrix. Offshore wind generation uses the strength of the wind at sea to produce renewable energy. The major advantage of the sea is the consistent, high speed winds which are unaffected by barriers such as irregular relief, forests, mountains and buildings, for example.

Petrobras is also looking at other opportunities and developing technology in this area, such as the tests on the Remote Offshore Wind Assessment Buoy (known as Bravo), in a partnership with the SENAIs of Rio Grande do Norte (RN) and Santa Catarina (SC).

Equinor has been established in Brazil since 2001, and the company considers Brazil one of its core areas. Equinor has a solid, diversified oil and gas portfolio in Brazil. It has licenses under development and in production at Bacalhau, in the Santos Basin, and Peregrino, in the Campos Basin, for example. In terms of renewables, Equinor’s first solar plant in its global portfolio was Apodi (162 MW), which is operated by Scatec. The plant began operating in 2018. In 2022, work began on the Mendubim solar project (531 MW), which is a partnership with Scatec and Hydro Rein. It is expected to be generating power in 2024.”

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer